                                                                     Exhibit D8


                                                                       7590-01-P

                            UNITED STATES OF AMERICA
                          NUCLEAR REGULATORY COMMISSION


In the Matter of                                   )
                                                   )
GPU NUCLEAR, INC. AND                              )
SAXTON NUCLEAR                                     )       Docket No. 50-146
EXPERIMENTAL CORPORATION                           )
                                                   )
(Saxton Nuclear Experimental Facility)             )

                  ORDER APPROVING APPLICATION REGARDING MERGER
                       OF GPU, INC. AND FIRSTENERGY CORP.

                                       I .

      Saxton Nuclear Experimental Corporation (SNEC) is the owner of the Saxton Nuclear Experimental Facility (SNEF). Metropolitan Edison Company (Met Ed), Jersey Central Power & Light Company (JCP&L), and Pennsylvania Electric Company (Penelec), electric utilities that are engaged principally in the sale and distribution of electric energy in Pennsylvania and New Jersey in accordance with rates authorized by the respective public utilities commissions, are the sole shareholders of SNEC. SNEC is a non-profit corporation that is not engaged in the sale and distribution of electric energy. GPU Nuclear, Inc. (GPUN), which maintains SNEF, and SNEC hold Amended Facility License No. DPR-4 for SNEF issued by the U.S. Nuclear Regulatory Commission (NRC or the Commission) pursuant to 10 CFR Part 50 on November 15,1961.

                                      II.

      Pursuant to Section 184 of the Atomic Energy Act of 1954, as amended, and 10 CFR 50.80, GPUN and FirstEnergy Corp. (FE) jointly filed an application dated September 26, 2000, which was supplemented by submittals dated September 27, November 9, November 14,
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December 4, 2000, February 7, February 19, and February 20, 2001 (collectively herein referred to as the application), requesting the Commission's approval of the indirect transfer of the license for SNEF in connection with the proposed corporate merger of GPU, Inc. and FE. The applicants informed the Commission that GPU, Inc. the parent holding company of GPUN, Met Ed, JCP&L, and Penelec, is planning to be merged with and into FE. FE will remain as the surviving corporation in this transaction.

      Upon consummating the merger, FE will become a registered holding company under the Public Utility Holding Company Act of 1935, and GPUN, Met Ed, JCP&L, and Penelec, currently subsidiaries of GPU, Inc., will become direct or indirect wholly-owned subsidiaries of FE. No physical changes to SNEF or operational changes are being proposed in the application. GPUN, the licensee authorized to maintain the facility, and SNEC, the licensee that owns SNEF, will continue to be so following the merger with Met Ed, JCP&L, and Penelec, remaining as the shareholders of SNEC. No direct transfer of the license will result from the planned merger. Notice of this request for approval was published in the Federal Register on December 4, 2000 (65 FR 75735). No hearing requests or written comments were received.

      Under 10 CFR 50.80, no license shall be transferred, directly or indirectly, through transfer of control of the license, unless the Commission gives its consent in writing. Upon review of the information submitted in the application and other information before the Commission, the NRC staff has determined that the proposed merger of GPU, Inc. with and into FE will not affect the qualifications of GPUN and SNEC as holders of the SNEF license, and that the indirect transfer of the license, to the extent effected by the merger, is otherwise consistent with applicable provisions of laws, regulations, and orders issued by the Commission subject to the conditions set forth herein. These findings are supported by a Safety Evaluation dated March 7, 2001.
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                                      -3-

                                      III.

      Accordingly, pursuant to Sections 161b, 161i, and 184 of the Atomic Energy Act of 1954, as amended; 42 USC Sections 2201(b), 2201(i), and 2234; and 10 CFR 50.80, IT IS HEREBY ORDERED that the application regarding the indirect license transfer referenced above is approved subject to the following condition:

      Should the merger of GPU, Inc. and FE not be completed by March 1, 2002, this Order shall become null and void, provided, however, upon application and for good cause shown, such date may be extended.

                                      IV.

      For further details with respect to this Order, see the initial application dated September 26, 2000, the supplemental submittals dated September 27, November 9, November 14, December 7, 2000, February 7, February 19, and February 20, 2001, and the Safety Evaluation dated March 7, 2001 , which are available for public inspection at the Commission's Public Document Room, U.S. Nuclear Regulatory Commission, One White Flint North, Room 0-1 F21, 11555 Rockville Pike, Rockville , MD 20852-2738, and accessible electronically through the ADAMS Public Electronic Reading Room link at the NRC Web site (http://www.NRC.gov).

                        FOR THE NUCLEAR REGULATORY COMMISSION


                        /s/  Samuel J. Collins

                        Samuel J. Collins, Director
                        Office of Nuclear Reactor Regulation


Dated at Rockville, Maryland
this 7th day of March 2001

[U.S. NUCLEAR                    UNITED STATES
REGULATORY
COMMISSIONS SEAL]         NUCLEAR REGULATORY COMMISSION

                           WASHINGTON, D.C. 20555-0001


          SAFETY EVALUATION BY THE OFFICE OF NUCLEAR REACTOR REGULATION

          PROPOSED INDIRECT TRANSFER OF LICENSE CONCERNING THE MERGER

                     BETWEEN FIRSTENERGY CORP. AND GPU, INC.

                                GPU NUCLEAR, INC.

                     SAXTON NUCLEAR EXPERIMENTAL CORPORATION

                      SAXTON NUCLEAR EXPERIMENTAL FACILITY

                                DOCKET N0. 50-146

                       AMENDED FACILITY LICENSE NO. DPR-4


1.0   INTRODUCTION

By application dated September 26, 2000, as supplemented by submittals dated September 27, November 9, November 14, December 4, 2000, February 7, February 19, and February 20, 2001, GPU Nuclear, Inc. (GPUN) and FirstEnergy Corp. (FE) requested, pursuant to Section 184 of the Atomic Energy Act of 1954, as amended, and Section 50.80 of Title 10 of the Code of Federal Regulations (10 CFR 50.80), that the U.S. Nuclear Regulatory Commission (NRC or the Commission) consent to the indirect transfer of the Amended Facility License No. DPR-4 for the Saxton Nuclear Experimental Facility (SNEF), located in Bedford County, Pennsylvania. The license is currently held by GPUN, which maintains the facility, and the Saxton Nuclear Experimental Corporation (SNEC), the owner of SNEF. The indirect transfer will result from a merger of FE and GPU, Inc. (GPU), the indirect parent holding company of SNEC and direct parent of GPUN. The supplemental submittals contained clarifying information and did not expand the scope of the application as originally noticed in the Federal Register on December 4, 2000 (65 FR 233). No hearing requests or written comments were received.

2.0   BACKGROUND

GPU, a Pennsylvania corporation, is the parent of Metropolitan Edison Company (Met Ed), Jersey Central Power & Light Company (JCP&L), and Pennsylvania Electric Company (Penelec), which are the sole shareholders of SNEC. Met Ed, JCP&L, and Penelec are electric utilities that are engaged principally in the sale and distribution of electric energy in Pennsylvania and New Jersey in accordance with rates authorized by the respective public utilities commissions. SNEC, however, is a nonprofit corporation that is not engaged in the generation, distribution, or sale of energy.

SNEF has permanently ceased operations and is in decommissioning. GPUN and SNEC hold Amended Facility License No. DPR-4 for SNEF, which is being decommissioned by GPUN.
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                                      -2-


Decommissioning activities for SNEF have been substantially completed with the final activities scheduled to be competed in 2002.

Under the Agreement and Plan of Merger between FE and GPU (Merger Agreement), GPU shall be merged with and into FE, an Ohio corporation. FE shall be the surviving corporation and will continue its existence under the laws of the State of Ohio, and will become a registered holding company under the Public Utility Holding Company Act of 1935. Outstanding shares of GPU common stock, par value $2.50 per share, will be purchased by FE, exchanged for FE common stock, or exchanged for a mixture of cash and shares of FE common stock, as specified in the Merger Agreement. Upon closing of the merger, GPUN, Met Ed, JCP&L, and Penelec will become direct or indirect wholly owned subsidiaries of FE. SNEC, owned by Met Ed, JCP&L, and Penelec will continue to be the owner of SNEF, and GPUN will continue to be authorized to decommission SNEF. Thus, this merger will result in the indirect transfer of control to FE of the interests held by GPUN and SNEC in the SNEF license.

3.0   FINANCIAL QUALIFICATION ANALYSIS

SNEC does not meet the definition of an electric utility as set forth in 10 CFR
50.2. In connection with applications for operating licenses, under 10 CFR 50.33(f) a non-electric utility nominally is required to demonstrate that it possesses or has reasonable assurance of obtaining funds necessary to cover estimated operation costs for the period of the license. Here, in view of the fact that SNEF is not operating and is nearing completion of decommissioning activities, any demonstration of financial qualifications to the extent required merely amounts to demonstration of sufficient resources to complete decommissioning activities. Decommissioning funding assurance is discussed in
Section 4.1 of this Safety Evaluation.

4.0   DECOMMISSIONING FUNDING ASSURANCE

The NRC has determined that the requirements to provide assurance of decommissioning funding and provision of an adequate amount of decommissioning funding are necessary to ensure the adequate protection of public health and safety. NRC regulations require information showing "reasonable assurance ... that funds will be available to decommission the facility" as stated in 10 CFR 50.33(k).

4.1.  SNEF Decommissioning Fundina Assurance

By letter dated March 14, 2000, GPUN, acting on behalf of SNEC, filed a decommissioning funding status report that showed an estimated funding requirement of $8.7 million to complete decommissioning of SNEF. SNEC has maintained an external sinking fund to cover these decommissioning costs. The March 14 status report indicated that this fund will cover approximately $3.66 million of these costs, and the SNEC shareholders will fund the remaining approximately $5.05 million from their general corporate funds. The September 26, 2000, license transfer application reiterated that the Met Ed, JCP&L, and Penelec commitments to fund any shortfall in the SNEF decommissioning trust fund from their respective general corporate funds will continue, following the proposed merger.

By letter dated November 8, 2000, the NRC staff transmitted a request for additional information (RAI) to GPUN regarding the decommissioning of SNEF. This RAI included a
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                                       -3-


request for clarification and update of the decommissioning cost estimate, and clarification of the funding assurance mechanism. GPUN responded to the decommissioning cost estimate and funding assurance mechanism portion of the RAI by letter dated December 4, 2000. In its response, GPUN stated that the SNEF decommissioning cost estimate for the remaining activities has increased as a result of expansion in the scope of activities required to complete site remediation. GPUN estimates that the remaining work will cost $14.8 million, without contingency. GPUN stated further that the estimated shortfall of the decommissioning trust has been revised to $14.8 million, and that any rate recovery for the additional decommissioning costs is not likely to occur prior to completion of the decommissioning of the facility.

By letter dated February 19, 2001, GPU submitted copies of parent guarantees from Met Ed, JCP&L, and Penelec to provide funding assurance of their respective shares of the remaining decommissioning costs of SNEF, as permitted by 10 CFR 50.75(e)(1)(iii). For the purposes of the guarantees, and to account for any possible added costs, the amount of $20 million was used to conservatively bound the remaining decommissioning costs. Each SNEC shareholder's parent guarantee covers its proportionate share of the $20 million. The February 19, 2001, letter provided worksheets that demonstrate each SNEC parent company's compliance with the NRC's financial tests for parent guarantees in accordance with 10 CFR 50.75(e)(1)(iii)(B) and 10 CFR Part 30, Appendix A. Each of the shareholders has chosen to demonstrate compliance using the test in Section II.A.2 of the Appendix.

The NRC staff reviewed the SNEC shareholder parent company guarantees for compliance with the requirements of 10 CFR 50.75(e)(1)(iii), and 10 CFR 30, Appendix A. The NRC staff finds that the SNEC shareholders satisfy the financial criteria of 10 CFR Part 30, Appendix A and the parent company guarantees provide reasonable assurance of adequate decommissioning funding in accordance with 10 CFR 50.75(e)(1)(iii). The form or provisions of the parent company guarantees while the guarantees are in effect should be consistent with NRC regulatory guidance applicable during such times.

The February 20, 2001 supplement to the initial application, noting that following the merger of FE and GPU each of the parents of SNEC will continue to be electric utilities, states that the decommissioning funding assurance provided by the above parent guarantees will not be affected by the merger. Accordingly, the NRC staff finds that the underlying transaction resulting in the indirect transfer of the license will not affect SNEC's decommissioning funding arrangements, which the NRC staff earlier concluded provide reasonable assurance of adequate decommissioning funding.

5.0   ANTITRUST REVIEW

The Act does not require or authorize antitrust reviews of post-operating license transfer applications, Kansas Gas and Electric Co., et al. (Wolf Creek Generating Station, Unit 1), CLI99-19, 49 NRC 441, 468 (1999). Therefore, since the transfer application postdates the issuance of the SNEF operating license, no antitrust review is required or authorized.

6.0   TECHNICAL QUALIFICATIONS

As indicated earlier, GPUN will continue to be licensee responsible for decommissioning SNEF. The application, as supplemented, states that the qualifications of the plant management and technical organization will be unchanged by the merger since the current nuclear organization
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                                      -4-

and personnel will continue to be responsible for decommissioning SNEF after the merger. Therefore, the staff concludes that the proposed merger will not affect the technical qualifications of GPUN as the SNEF licensee authorized to decommission SNEF.

7.0   FOREIGN OWNERSHIP, CONTROL, OR DOMINATION

As discussed previously, after the proposed merger between FE and GPU is completed, FE will be the surviving corporation, and the outstanding shares of GPU common stock will be purchased by FE, exchanged for FE common stock, or exchanged for a mixture of cash and shares of FE common stock, as specified in the Merger Agreement. FE is, and will remain after the proposed merger, a corporation organized and existing under the laws of the State of Ohio. The application states:

      "Subsequent to the merger, the board of directors of FE, the surviving corporation, will be comprised of 16 members, including ten members to be designated by FE'S current board of directors and six members to be designated by GPU, Inc.'s current board of directors. All current directors and principal officers of FE are U.S. citizens. After the merger, all principal officers of FE, and all of the [ten] directors to be appointed by FE's board will be U.S. citizens. With the possible exception of one of GPU, Inc.'s existing directors, who is a citizen of the United Kingdom, it is also anticipated that the six directors to be designated by GPU, Inc. for the merged company will also be U.S. citizens. FE is not now, nor will it be after the merger, owned, controlled, or dominated by an alien, foreign corporation, or foreign government."

The February 7, 2001, supplemental letter confirmed that all current principal officers and directors of FE, GPU, Inc. (except for one director who is a citizen of the United Kingdom), Met Ed, JCP&L, Penelec and, SNEC, are U.S. citizens. As discussed in the application, decisions regarding maintenance and decommissioning of SNEF will continue to be made by GPUN. The application also states:

      GPUN and SNEC are not now, nor will they be after the merger, owned, controlled, or dominated by an alien, foreign corporation or foreign government, nor are such companies acting as representatives of any other person in this application ....

Notwithstanding the possible existence of one non-U.S. citizen on the FE board of directors comprising sixteen members, the NRC staff does not know or have reason to believe that GPUN or SNEC will be owned, controlled, or dominated by foreign interests following the proposed merger.

8.0   ENVIRONMENTAL CONSIDERATION

The subject application is for approval of the indirect transfer of a license issued by the NRC. Accordingly, the action involved meets the eligibility criteria for categorical exclusion set forth in 10 CFR 51.22(c)(21). Pursuant to 10 CFR 51.22(b), no environmental impact statement or environmental assessment need be prepared in connection with approval of the application.
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9.0   CONCLUSION

In view of the foregoing, the NRC staff concludes that the proposed merger of FE and GPU will not affect the qualifications of SNEC and GPUN as holders of the SNEF license, and that the indirect transfer of the license, to the extent effected by the proposed merger, is otherwise consistent with applicable provisions of the law, regulations, and orders issued by the Commission pursuant thereto.

Principal Contributor:  D. Collins
                        R. Eckenrode
                        J. Minns

Date:  March 7, 2001